Mail Stop 4561
	 								November 21, 2005

VIA U.S. MAIL AND FAX (617) 421-5402

Mr. Boy van Riel
Vice President and Treasurer
Sonesta International Hotels Corporation
116 Huntington Avenue
Boston, MA 02116

      Re:	Sonesta International Hotels Corporation
      	Form 10-K for the year ended December 31, 2004
      	Filed March 31, 2005
      File No. 0-09032

Dear Mr. van Riel:

      We have reviewed your response letter dated September 6,
2005
and have the following additional comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended June 30, 2005

10. Sale and Transfer of Assets, page 12

1. We have reviewed your response to our prior comment #5. Please tell us why you believe that your facts are not consistent with paragraph 28 of SFAS 144. It appears that when you raze the existing building, those assets will have no remaining useful life, and at the time you determine that the building will be razed, the building assets should be depreciated over their remaining useful life. We note that you will have a continuing interest in the land and you will have an interest in the building to be constructed, but it does not appear the non-land assets will have any remaining useful life at the time the building is razed.
2. We have reviewed your response to our prior comment #6 and we reissue our original comment. Please tell us the fair values of the assets transferred to SBR-Fortune Associates, LLLP at the date of the transfer. In your response, provide independent evidence of the fair value of the assets, such as an independent valuation or comparable sales of other real estate in Key Biscayne. An agreed upon transfer price does not provide sufficient independent evidence of fair value, particularly in view of the fact that the company retained a 50% interest in the joint venture that will own the property.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please be advised that other issues outstanding with the Office of Chief Accountant are still under review.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


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Mr. Boy van Riel
Sonesta International Hotels Corporation
November 21, 2005
Page 1